

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Jan Telander
Progreen Properties, Inc.
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

  Re: Progreen Properties, Inc.
    Form 8-K, Item 4.01/A
    Filed September 3, 2010
    File No. 000-25429

Dear Mr. Telander:

  We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Yolanda Crittendon
           Staff Accountant